SEVERN
TRENT

RECEIVED
2007 APR -9 P 1:30

2 April 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

SUPPL

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


07022470

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Total Voting Rights'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\M - Total Voting Rights 2 April 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company would like to notify the market of the following:

As at 31 March 2007, the Company's issued share capital consists of 233,164,566 ordinary shares of 97 17/19 pence each with voting rights. The Company holds no shares in Treasury. Therefore, the total number of voting rights in Severn Trent Plc is 233,164,566.

The above figure of 233,164,566 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Severn Trent Plc under the FSA's Disclosure and Transparency Rules.

www.severntrent.com

END